

August 29, 2013

<u>Via Facsimile</u>
Mr. John P. Wilkirson
Chief Financial Officer
Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

> **Re:** **Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Definitive Proxy Statement filed March 21, 2013**
> **Response dated August 21, 2013**
> **File No. 1-34579**

Dear Mr. Wilkirson:

We have reviewed your letter dated August 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 31</u>

<u>Executive Compensation, page 31</u>

<u>Elements of Compensation, page 32</u>

<u>Long Term Incentive (Equity) Compensation, page 35</u>

1.      You supplementally advised that Mr. Bryant's increase in annual equity award from 200% of base salary in 2010 to 700% of base salary in 2012 was based on "a variety of

specific factors, including a review of Mr. Bryant's performance, benchmarking materials and the range of CEO compensation opportunity among other relevant companies…" However, at page 32 you state that you "do not have a single group of comparator or peer firms for purposes of traditional benchmarking and percentile targeting." Please reconcile this disclosure and confirm that in future filings you will list all companies to which you benchmark and the degree to which you considered such companies comparable to you or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2.  Please provide us with your proposed disclosure regarding the methodology, factors and process behind the determination of equity awards for each of your named executive officers, along with a comparative analysis of the current year's equity compensation over prior periods.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or in her absence, me at (212) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief